Mail Stop 3561
      January 31, 2006

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed January 25, 2006
		File No. 333-129809

Dear Mr. Nissenson:

 	We have limited our review of your amended filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 1; however, we note that there are still significant unresolved issues raised by our comments on your proxy statement. For example, it appears that financial statements for your pending acquisitions of I-55 Internet
Services, Inc. and I-55 Telecommunications, LLC are required by
Article 3-05 of Regulation S-X. Please amend the registration statement accordingly.
2. We note your response to prior comment 2. Confirm in your response letter that the company has received the $2 million in proceeds from the Laurus convertible note offering. If this is not the case and the Laurus directors must still give their consent to the disbursement of funds from escrow, the private placement is not yet complete and registration of the underlying securities is not permitted.
Management`s Discussion and Analysis, page 18
3. We note your response to prior comment 12. In MD&A, discuss the company`s ability (or lack thereof) to pay cash instead of stock if
Laurus shall request payment in cash.

Executive Compensation, page 46
4. Update your executive compensation information for the year ended
December 31, 2005.
Item 27.  Exhibits, page II-18
5. We note your response our prior comment 19. Please note that material agreements must be filed as exhibits in their entirety. There is no provision for "non-material" appendices to be omitted from material agreements. Therefore, please file the forms of convertible note, warrant, and opinion as appendices to Exhibit 10.49.
Item 28.  Undertakings, page II-21
6. We note your response to our prior comment 21. Please further revise to include the undertaking required by the new Item 512(g)(2)
of Regulation S-B.
Exhibit 5
7. We note your response to our prior comment 23. However, you did not include a revised legality opinion with your amended filing. Please include a revised legality opinion with your amended filing.



* * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192







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Guy Nissenson
XFone, Inc.
January 31, 2006
Page 1